UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):
November 7, 2014

Remy International, Inc.
(Exact name of Registrant as Specified in its Charter)

Delaware	001-13683	35-1909253
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Corporation Drive
Pendleton, IN 46064
(Address of principal executive offices, including zip code)

(765) 778-6499
(Registrant's telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

On November 7, 2014, Remy International, Inc. (the "Company") made available on its Investors website presentation materials that include financial information regarding the Company for the third quarter ended September 30, 2014. These materials will be used in presentations to analysts and investors regarding the Company's financial and operating results.

A copy of the presentation materials is available on the Company's website at http://www.remyinc.com under "Investors- Presentations" and attached hereto and incorporated by reference herein as Exhibit 99.1.

The information included in this Current Report is being furnished pursuant to this Item 7.01 and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section, nor will it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Item 8.01. Other Events
The information included in Item 7.01 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01 of this Current Report on Form 8-K.
Cautionary Statements Regarding Forward-Looking Information
This filing contains certain statements relating to future events and Remy’s intentions, beliefs, expectations, and predictions for the future. Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast,” “would” or “could” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions, or events, including with respect to the Transaction, generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expected benefits of the Transaction, the expected timing of completion of the Transaction, and Remy’s anticipated future financial and operating performance and results, including its estimates for growth. These statements are based on the current expectations of Remy management. There are a number of risks and uncertainties that could cause Remy’s actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include risks relating to (i) conditions to the closing of the Transaction not being satisfied, (ii) a material adverse change, event or occurrence affecting Remy or FNTI prior to the closing of the Transaction delaying the Transaction or causing the companies to abandon the Transaction, (iii) the possibility that the Transaction may involve other unexpected costs, liabilities or delays, (iv) the businesses of each respective company being negatively impacted as a result of uncertainty surrounding the Transaction, (v) disruptions from the Transaction harming relationships with customers, employees or suppliers, and (vi) uncertainties regarding future prices, industry capacity levels and demand for Remy’s products, raw materials and energy costs and availability, changes in governmental and environmental regulations, the adoption of new laws or regulations that may make it more difficult or expensive to operate Remy’s business or manufacture its products before or after the Transaction, Remy’s ability to generate sufficient cash flows from its business before and after the Transaction, future economic conditions in the specific industries to which its products are sold, and global economic conditions.
In light of these risks, uncertainties, assumptions, and other factors, the forward-looking statements discussed in this communication may not occur. Other unknown or unpredictable factors could also have a material adverse effect on Remy’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties applicable to Remy and its business, see Remy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and subsequent filings with the Securities and Exchange Commission (the “SEC”). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Remy does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit	Description
99.1	Presentation Slides issued by Remy International, Inc. on November 7, 2014

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Remy International, Inc.

Date: November 7, 2014	By:	/s/ John J. Pittas
	Name:	John J. Pittas
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Presentation Slides issued by Remy International, Inc. on November 7, 2014

4